RECEIVED

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549 [redacted]
United States of America

16th June 2008

08003448

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 12 June 2008 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

Encl.
AC/kh

dlw 6/27

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 31 DECEMBER 2007

On 18 March 2008, the Directors of New World Development Company Limited (the "Company") announced an interim dividend for the six months ended 31 December 2007 in scrip form equivalent to HK$0.18 per share with a cash option to shareholders on the register of members of the Company on 17 April 2008. This announcement is to advise the shareholders of the Company how the scrip entitlements to the said interim dividend are being arrived at.

A circular setting out the details of the said interim dividend was sent to shareholders of the Company on 14 May 2008. It was mentioned, inter alia, that for the purpose of calculating the number of shares of HK$1.00 each of the Company ("Share(s)") to be allotted, the market value of a new Share will be calculated as an amount equal to 97% of the average of the closing prices of an existing Share on The Stock Exchange of Hong Kong Limited for the five trading days up to and including 12 June 2008. It is now determined that the said average closing price is HK$18.428. Accordingly, the number of new Shares which shareholders of the Company will receive in respect of their existing Shares for which cash election of the scrip entitlements to the said interim dividend is not made will be calculated as follows:-

$$\text{Number of new Shares to be received} = \text{Number of existing Shares for which cash election is not made} \times \frac{\text{HK\$0.18}}{\text{HK\$18.428} \times \frac{97}{100}}$$

The number of new Shares to be issued to each shareholder of the Company will be rounded down to the nearest whole number of new Shares. Fractional entitlements to the new Shares will not be allotted but will be disregarded and the benefit thereof will accrue to the Company. The new Shares will not rank for the interim dividend for the six months ended 31 December 2007 but will rank pari passu in all other respects with the existing Shares.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the new Shares. It is expected that certificates for the new Shares and cheques for cash entitlements will be posted to shareholders of the Company at the risk of those entitled thereto on or before 16 July 2008.

By Order of the Board
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 12 June 2008

As at the date of this announcement, the board of directors of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian; (b) four non-executive directors, namely Lord Sandberg, Michael, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung and Mr. Liang Cheung-biu, Thomas; and (c) four independent non-executive directors, namely Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson : Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

END